ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-263376 Dated January 26, 2024

Capped Performance Leveraged Upside SecuritiesSM (Capped PLUSSM) Based on the Performance of the S&P 500® Index due on or about June 4, 2025

This document provides a summary of the terms of the Capped Performance Leveraged Upside SecuritiesSM (the “Capped PLUS”). Investors should carefully review the accompanying preliminary pricing supplement for the Capped PLUS, the accompanying product supplement, the accompanying index supplement, and the accompanying prospectus, as well as the “Risk Considerations” section below, before making an investment decision.

The Capped PLUS do not guarantee any return of principal at maturity and you could lose your entire investment. The Capped PLUS are unsubordinated, unsecured debt obligations issued by UBS AG (“UBS”), and all payments on the Capped PLUS are subject to the credit risk of UBS. If UBS were to default on its payment obligations you may not receive any amounts owed to you under the Capped PLUS and you could lose some or all of your initial investment. As used in this document, “we,” “us,” or “our” refers to UBS.

SUMMARY TERMS
Issuer:	UBS AG London Branch (“UBS”)
Underlying index:	S&P 500® Index (Bloomberg Ticker: “SPX”)
Stated principal amount:	$1,000.00 per Capped PLUS
Issue price:	$1,000.00 per Capped PLUS
Denominations:	$1,000.00 per Capped PLUS and integral multiples thereof
Interest:	None
Pricing date:

Expected to be February 14, 2024, subject to postponement in the event of a market disruption event as described in the accompanying product supplement. In the event that we make any change to the expected pricing date and original issue date, the calculation agent may adjust the valuation date and the maturity date to ensure that the stated term of the Capped PLUS remains the same.

Original issue date:

Expected to be February 20, 2024 (3 business days after the pricing date; see preliminary pricing supplement), subject to postponement in the event of a market disruption event as described in the accompanying product supplement.

Valuation date:

Expected to be May 30, 2025 (to be determined on the pricing date and expected to be approximately 15 months after the pricing date), subject to postponement in the event of a market disruption event as described in the accompanying product supplement

Maturity date:

Expected to be June 4, 2025 (to be determined on the pricing date and expected to be 3 business days after the valuation date), subject to postponement in the event of a market disruption event as described in the accompanying product supplement.

Payment at maturity:

￭ If the underlying return is positive:
The lesser of (a) $1,000 + Leveraged Upside Payment and (b) Maximum Payment at Maturity.

In no event will the payment at maturity exceed the maximum payment at maturity.

￭ If the underlying return is zero:
The Stated Principal Amount of $1,000

￭ If the underlying return is negative:
$1,000 + ($1,000 × Underlying Return)

Accordingly, if the underlying return is negative, you will lose a percentage of your stated principal amount equal to the underlying return and, in extreme situations, you could lose all of your initial investment.

Underlying return:	The quotient, expressed as a percentage, of (i) the final level minus the initial level, divided by (ii) the initial level. Expressed as a formula: (Final Level - Initial Level) / Initial Level
Leveraged upside payment:	$1,000.00 x Leverage Factor × Underlying Return
Maximum gain:	14.70%
Initial level:	The closing level of the underlying index on the pricing date, as determined by the calculation agent.
Final level:	The closing level of the underlying index on the valuation date, as determined by the calculation agent.
Leverage factor:	3.0
Maximum payment at maturity:	$1,147.00 per Capped PLUS, which is equal to $1,000.00 + ($1,000.00 × Maximum Gain)

CUSIP/ISIN:	90279W2L7 / US90279W2L74
Listing:	The Capped PLUS will not be listed or displayed on any securities exchange or any electronic communications network.
Commission:	2.25% of the aggregate principal amount.
Estimated initial value:	Expected to be between $945.50 and $975.50 per Capped PLUS. See “Risk Factors” in the preliminary pricing supplement.
Preliminary pricing supplement	http://www.sec.gov/Archives/edgar/data/1114446/000183988224002159/ubs_424b2-01295.htm

HYPOTHETICAL PAYOUT

The below figures are based on a hypothetical leverage factor of 3.0 and hypothetical maximum gain of 14.70% and are purely hypothetical (the actual terms of your Capped PLUS will be determined on the pricing date and will be specified in the final pricing supplement).

Hypothetical Payment at Maturity

Change in Underlying Index	Payment at Maturity
+40.00%	$1,147.00
+30.00%	$1,147.00
+20.00%	$1,147.00
+10.00%	$1,147.00
+4.90%	$1,147.00
+4.00%	$1,120.00
+2.00%	$1,060.00
0.00%	$1,000.00
-10.00%	$900.00
-20.00%	$800.00
-30.00%	$700.00
-40.00%	$600.00
-50.00%	$500.00
-60.00%	$400.00
-70.00%	$300.00
-80.00%	$200.00
-90.00%	$100.00
-100.00%	$0.00

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You will find a link to the accompanying preliminary pricing supplement for the Capped PLUS above and links to the accompanying product supplement, accompanying index supplement, and accompanying prospectus for the Capped PLUS under “Additional Information about UBS and the Capped PLUS” in the preliminary pricing supplement, which you should read and understand prior to investing in the Capped PLUS.

The issuer has filed a registration statement (including a prospectus as supplemented by a product supplement, an index supplement for various securities we may offer, including the Capped PLUS, and the preliminary pricing supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying prospectus in that registration statement and the other documents the issuer has filed with the SEC, including the accompanying preliminary pricing supplement, the accompanying product supplement, and the accompanying index supplement, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-833-653-0401. Our Central Index Key, or CIK, on the SEC web site is 0001114446.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to Return Characteristics

■The Capped PLUS do not pay interest or guarantee return of the stated principal amount and your investment in the Capped PLUS may result in a loss.

■Your potential return on the Capped PLUS is limited to the maximum gain.

■The leverage factor applies only if you hold the Capped PLUS to maturity.

■The contingent repayment of principal at maturity applies only at maturity.

■Owning the Capped PLUS is not the same as owning the index constituent stocks.

Risks Relating to Characteristics of the Underlying Index

■Market risk.

■There can be no assurance that the investment view implicit in the Capped PLUS will be successful.

■Changes that affect the underlying index, including regulatory changes, will affect the market value of, and return on, your Capped PLUS.

■The underlying index reflects price return, not total return.

■UBS cannot control actions by the index sponsor and the index sponsor has no obligation to consider your interests.

Estimated Value Considerations

■The issue price you pay for the Capped PLUS will exceed their estimated initial value.

■The estimated initial value is a theoretical price and the actual price that you may be able to sell your Capped PLUS in any secondary market (if any) at any time after the pricing date may differ from the estimated initial value.

■Our actual profits may be greater or less than the differential between the estimated initial value and the issue price of the Capped PLUS as of the pricing date.

Risks Relating to Liquidity and Secondary Market Price Considerations

■There may be little or no secondary market for the Capped PLUS.

■The price at which UBS Securities LLC and its affiliates may offer to buy the Capped PLUS in the secondary market (if any) may be greater than UBS’ valuation of the Capped PLUS at that time, greater than any other secondary market prices provided by unaffiliated dealers (if any) and, depending on your broker, greater than the valuation provided on your customer account statements.

■Price of the Capped PLUS prior to maturity.

■Impact of fees and the use of internal funding rates rather than secondary market credit spreads on secondary market prices.

Risks Relating to Hedging Activities and Conflicts of Interest

■Potential conflict of interest.

■Hedging and trading activities by the calculation agent and its affiliates could potentially affect the value of, and any amounts payable on, the Capped PLUS.

■Potentially inconsistent research, opinions or recommendations by UBS.

■Potential UBS impact on price.

Risks Relating to General Credit Characteristics

■Credit risk of UBS.

■The Capped PLUS are not bank deposits.

■If UBS experiences financial difficulties, FINMA has the power to open restructuring or liquidation proceedings in respect of, and/or impose protective measures in relation to, UBS, which proceedings or measures may have a material adverse effect on the terms and market value of the Capped PLUS and/or the ability of UBS to make payments thereunder.

Risks Relating to U.S. Federal Income Taxation

■Uncertain tax treatment. Significant aspects of the tax treatment of the Capped PLUS are uncertain. You should read carefully the section entitled “Tax Considerations” in the preliminary pricing supplement and the section entitled “Material U.S. Federal Income Tax Consequences”, including the section “— Securities Treated as Prepaid Derivatives or Prepaid Forwards”, in the accompanying product supplement and consult your tax advisor about your tax situation.

Underlying Index

For information about the underlying index, including historical performance information, see “Information About the Underlying Index” in the preliminary pricing supplement.

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